UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NO.: 0-50429

Date of Report: February 14, 2007

PROSPERO MINERALS CORP.

(Exact name of registrant as specified in its charter)

Nevada	**33-1059313**
(State of other jurisdiction of	(IRS Employer
incorporation or organization	Identification No.)

575 Madison Avenue, 10th Floor, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

212-937-8442

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Director

On February 12, 2007 Stephen Rietiker resigned from his position as a member of the Board. The cause was for personal reasons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROSPERO MINERALS CORP.

Dated: February 14, 2007   By: /s/ Darvie Fenison
                                                      Darvie Fenison, Chief Executive Officer